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09057724

UNI
SECURITIES AND E
Washington, D.C. 20549

SEC
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Section

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CD FUNDING SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Glendale-Milford Rd Suite 170
(No. and Street)

Cincinnati (City) OH (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company Inc.
(Name – *if individual, state last, first, middle name*)

7800 Kemper Rd., Suite 150 (Address) Cincinnati (City) OH (State) 45249 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CD FUNDING SECURITIES, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON V
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CD Funding Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2008 and
Independent Auditors' Report
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2008

CD Funding Securities, LLC
(Name of Respondent)

4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(Address of Principal Executive Office)

Mr. Tim Bonacci
CD Funding Securities, LLC
4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CD Funding Securities, LLC

Table of Contents

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report

To the Member
CD Funding Securities, LLC

We have audited the accompanying statement of financial condition of CD Funding Securities, LLC as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CD Funding Securities, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn + Company, Inc.

February 4, 2009

CD FUNDING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current Assets		
Cash and cash equivalents	$	52,736
Accounts receivable		19,327
Other receivables		363
Investments		9,641
Prepaid expense		2,669
Total Current Assets		84,736
Restricted cash		25,015
TOTAL ASSETS	$	109,751

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	12,284
Accrued liabilities		25,255
Total Current Liabilities		37,539
Member's Equity		72,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	109,751

The accompanying footnotes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF INCOME
For the Year ended December 31, 2008

Revenues	
Referral fee	$ 717,699
Trade spread	3,476
Total Revenues	721,175
Operating Expenses	
Management fees	210,279
Payroll and related expenses	29,383
Employee benefits	10,481
Licensing and registration	23,333
Occupancy expense	19,190
Professional fees	29,832
Lease expense	3,509
Supplies	3,836
Marketing	5,070
Travel	19,857
Other	4,228
Total Operating Expenses	358,998
Other Income (Expense)	
Interest income	718
Interest expense	(196)
Total Other Income	522
Net Income	$ 362,699

The accompanying footnotes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year ended December 31, 2008

Balance at December 31, 2007	$	37,686
Net Income		362,699
Additional capital contributions		-
Distributions		329,000
Net change in unrealized gains on available-for-sale securities		827
Balance at December 31, 2008	$	72,212

The accompanying footnotes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	362,699
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(19,327)
Increase in other receivables		(363)
Increase in prepaid expense		(2,669)
Increase in restricted cash		(25,015)
Increase in accounts payable		12,284
Increase in accrued liabilities		25,255
Net cash provided by operating activities		352,864
Cash Flows from Investing Activities		
Purchase of investments		(8,814)
Cash Flows from Financing Activities		
Member distributions		(329,000)
Net increase in cash		15,050
Cash and cash equivalents-beginning of year		37,686
Cash and cash equivalents-end of year	$	52,736

The accompanying footnotes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A - Organization and Significant Accounting Policies

CD Funding Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of CD Funding Group, LLC (the "Parent"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $49,645 at December 31, 2008. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .76 to 1 at December 31, 2008.

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Accounts Receivable – Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2008, management has determined that no allowance for doubtful accounts is required.

NOTE A - Organization and Significant Accounting Policies- continued

Investments – The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Bank has the positive intent and ability to hold these securities to maturity. Unrealized gains or losses on trading securities are included in earnings currently. Securities available for sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Income Taxes – The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – Restricted Cash

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform the services. As of December 31, 2008, the Company is above the minimum amount set forth in the agreement.

CD FUNDING SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE C – Investments

The cost and estimated market value of securities available for sale at December 31, 2008, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Equity linked CDs	$ 8,814	$ 827	$ -	$ 9,641

NOTE D – Lease Agreement

The Parent has a month to month lease agreement where the Company occupies a portion of the space. The Company pays the Parent for the square footage used by the Company. For the year ended December 31, 2008 rent expense was $10,600, respectively.

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
CD Funding Securities, LLC

We have audited the accompanying financial statements of CD Funding Securities, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 4, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn + Company, Inc.

February 4, 2009

CD FUNDING SECURITIES, LLC

SCHEDULE I -COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Member's equity	$ 72,212
Nonallowable assets	22,374
Haircuts on securities	193
NET CAPITAL	49,838
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 44,838
AGGREGATE INDEBTEDNESS	$ 37,539
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.76 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in CD Funding Securities, LLC.'s unaudited FOCUS Reports as of December 31, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

CD FUNDING SECURITIES, LLC

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(ii) of the rule.

CD FUNDING SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2008

Balance at December 31, 2007	$	-
Increases		-
Decreases		-
Balance at December 31, 2008	$	-

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Supplemental Report of Independent Auditors on Internal Control
Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

February 4, 2009

To the Member
CD Funding Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CD Funding Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn + Company, Inc.

END